[Sunrun Letterhead]

August 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Sergio Chinos

Re:    Sunrun Inc.

Registration Statement on Form S-4 (File No. 333-246371)

Dear Mr. Chinos:

This letter is sent on behalf of Sunrun Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on September 2, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Calise Cheng or Ian Nussbaum, each of Cooley LLP, at (650) 843-5172 or (212) 479-6781, respectively, with any questions you may have concerning this request. In addition, please notify Ms. Cheng or Mr. Nussbaum when the request for acceleration has been granted.

Sincerely,

SUNRUN INC.

By:	/s/ Jeanna Steele
Name:	Jeanna Steele
Title:	General Counsel and Corporate Secretary

cc:    Calise Cheng, Cooley LLP

Ian Nussbaum, Cooley LLP

Brian Stadler, Simpson Thacher & Bartlett, LLP

Elizabeth Cooper, Simpson Thacher & Bartlett, LLP